Transamerica Life Insurance Company

[Cedar Rapids, Iowa]

Contact us at [6400 C Street SW, Cedar Rapids, Iowa 52499]

[800-525-6205]

[www.transamerica.com]

Triple Edge Advantage Index Account Rider

This Rider is attached to and made part of the policy and becomes effective on the date You initially allocate Premium Payments or transfer Policy Value to the Index Account Options for this Rider as permitted in the policy. All provisions of the policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the policy, the provisions of this Rider shall prevail over the provisions of the policy.

This Rider describes Index Account Options(s) which include a growth opportunity with two edge rates and a buffer downside protection. Interest is credited based on this option and the performance of Your selected Index. This Rider allows for potential positive Index Credit in Index Value downturns. Otherwise, such downturns may reduce potential interest crediting. There is no fee for this Rider.

RIDER DEFINITIONS:

Terms used that are not defined in this Rider shall have the same meaning as those in Your policy.

At-the-money binary call – An option granting a fixed payoff if the final Index Value is greater than or equal to the initial Index Value. A payoff of 0 is received if the final Index Value is less than the initial Index Value.

Bond Reference Portfolio Yield – A reference portfolio yield rate which is the sum of the Constant Maturity Treasury Rate and the option adjusted spread on the Bloomberg Barclays US Corporate Total Return Value Unhedged USD Index (Ticker: LUACTRUU). The Bloomberg Barclays US Corporate Total Return Value Unhedged USD Index is publicly available. Contact the Company for any inquiries regarding this rate, including requests for values.

Crediting Period - The period of time following an allocation in which the current rates associated with the allocation will not change. It is also the period of time used to determine the Index Change and the corresponding interest to be credited.

Downside Protection Rate - A rate calculated if the Index Change is less than the negative of the buffer rate. This rate is equal to the Index Change plus the buffer rate. The buffer rate used within this Rider is declared at the beginning of a Crediting Period.

Growth Opportunity Rate - A rate which is equal to either the Edge Rate or the Edge+ Rate. The Edge Rate and the Edge+ Rate are declared at the beginning of a Crediting Period and are subject to the guarantees as shown in Section 2 – Policy Data. The Edge Rate and Edge+ Rate definitions are shown below.

Edge Rate – The rate used when the Index Change is less than zero, but greater than or equal to the negative of the buffer rate.

Edge+ Rate – The rate used when the Index Change is greater than or equal to zero.

In-the-money binary call – An option granting a fixed payoff if the final Index Value is greater than or equal to the strike price where the strike price is less than the Initial Index Value. A payoff of 0 is received if the final Index Value is less than the strike price.

Index - A benchmark designed to track the performance of a defined portfolio of securities and used to calculate interest on premiums or transfers allocated to the Index Account. We may use exchange-traded funds directly in place of a benchmark. We refer to these Indices and exchange-traded fund(s) using the terms Index/Indices.

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Index Base – The portion of the Policy Value allocated to an Index Account Option less the sum of any adjustments for withdrawals, service charges and rider fees deducted from the Index Account Option since the beginning of a Crediting Period.

Index Change - The percentage of change in the Index Value of an Index from the beginning of the Crediting Period to the end of the Crediting Period before any applicable adjustment for Growth Opportunity or Downside Protection. Adjustments are made so that any Index Change is not affected by an index split (a multiplying or dividing of an index’s share count that affects the index’s price). The rate is determined by [(A / B) – 1], where:

A is the Index Value on the last day of the Crediting Period; and

B is the Index Value on the first day of the Crediting Period.

Index Credit - The amount credited at the end of a Crediting Period and depending on the Index Change. The Index Credit is equal to the Index Credit Rate multiplied by the Index Base. The Index Credit could be positive or negative.

Index Credit Rate - The rate used to determine the Index Credit. The Index Credit Rate equals the Growth Opportunity Rate if the Index Change is zero, positive, or negative but within the buffer; or the Downside Protection Rate if the Index Change is negative and extends beyond the buffer.

Index Value - The value of an Index at the end of a day. The Index Value on any day that is not a Business Day is the value as of the next Business Day. The Company will rely on the Index Value reported by a third party.

Interim Value - The Interim Value is the value of the Index Account Option on any Business Day during the Crediting Period except the first and last day of the Crediting Period. The Interim Value is calculated at the end of each Business Day. The Interim Value may change each Business Day and the change may be either positive or negative. The Interim Value is the amount available in the Index Account for withdrawals, Surrender, annuitization and payable upon death.

Option Value – The value of a hypothetical portfolio of options used to estimate the value of Your Index Credit prior to the end of the Crediting Period. The replicating portfolio of options are designated by Us for each Index Account Option and are used to estimate the fair value of the risk of loss and the possibility of gain at the end of a Crediting Period, expressed in percentage terms. The replicating portfolio of options includes the sum of the Growth Opportunity call options and the Downside Protection put options. The options are only used for valuation purposes as the policy does not directly buy or sell any investments, securities or other instruments that comprise the Index.

Out-of-the-money put - The option to sell a position in the Index on the Crediting Period end date at a strike price less than the initial Index Value. On the Crediting Period end date, the option’s value is the maximum of the strike price minus the final Index Value and zero.

INDEX ACCOUNT

The Owner may allocate premium or transfer Policy Value to the Index Account. Interest on the Index Account is computed based on the changes in the Index during the Crediting Period. Interest is credited on the Index Account at the end of the Crediting Period. During the Crediting Period the Index Account value will be the Interim Value.

Prior to the end of the Crediting Period, we will notify You of the Indices, Crediting Periods and Index features available for transfer.

The Company may discontinue this Index Account Option. If this Index Account Option is discontinued, it will be closed such that no new premiums, reallocations or transfers would be allowed into this Index Account Option. If You are currently invested in this Index Account Option and it is discontinued, You will remain in this Index Account Option until the end of the Crediting Period.

The Index supporting this Index Account Option may be discontinued or the calculation of the Index may be substantially changed by the Index provider. In this situation, we may substitute this Index with an alternative Index. We will notify You (and any permitted assignee) of the substitution in writing.

The Company may restrict the available Index Account Option(s) in order to avoid conflict with Internal Revenue Code and/or the applicable tax regulations.

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When the death benefit is payable before the end of the Crediting Period, the Interim Value will be calculated as of the date we receive due proof of death.

If there are multiple beneficiaries, the following applies for each individual beneficiary’s election. Upon receipt of due proof of death from a beneficiary electing a lump sum claim payment, we will pay the Interim Value for their portion of the benefits. If a beneficiary elects to continue the policy or defers payment, the current Crediting Period continues until its end date at which time the beneficiary may allocate to other currently available Allocation Account(s). Additional information regarding transfers and allocation to the Allocation Account(s) are specified in Section 8 of the policy. If the beneficiary elects a spousal continuation of the policy or defers payment pursuant to a delay and subsequently dies or elects to surrender the policy prior to the end of an Index Account Option Crediting Period, the Interim Value is used to determine benefit payments.

COMPUTATION OF INTEREST

Interest for an Index Account Option is determined by multiplying the Index Credit Rate by the Index Base at the end of the Crediting Period.

The Index Credit Rate used to determine the interest credited to the values held in the Index Account Option at the end of the Crediting Period is equal to (1) or (2):

(1)  is the Growth Opportunity Rate if the Index Change is zero, positive, or negative but within the buffer; or

(2)  is the Downside Protection Rate if the Index Change is negative and extends beyond the buffer.

COMPUTATION OF INTERIM VALUE

The Interim Value is the value of the Index Account Option on any Business Day except for the first and last day of the Crediting Period. The Interim Value of an Index Account Option is calculated as [A * (1 + B)], where:

A  is the Index Base; and

B  is (1) + ((2) * (3)), where:

 (1) is the option rate on any Business Day prior to the end of the Crediting Period. It is determined as [C - (D * E)], where:

C  is the Option Value on any Business Day prior to the end of the Crediting Period;

D  is the Option Value on the first day of the Crediting Period; and

E  is the calendar days remaining in the Crediting Period divided by the days in the Crediting Period.

 (2) is the bond rate on any Business Day prior to the end of the Crediting Period. It is determined as [(1 + F) –H - (1 + G) –H],     where:

F  is the Bond Reference Portfolio Yield on any Business Day prior to the end of the Crediting Period;

G  is the Bond Reference Portfolio Yield on the first day of the Crediting Period; and

H  is the calendar days remaining in the Crediting Period divided by 365.25.

 (3) is 1 minus the calendar days remaining in the surrender charge period divided by the days in the surrender charge period.

The option and bond rates may be positive or negative and are used to estimate the fair value of the Index Account Option.

The option rate in (1) considers the risk of loss and the possibility of gain, and magnitudes thereof, at the end of a Crediting Period. The Option Values in C and D will be the fair value of hypothetical derivatives that match the Index Account Option payoff. Option pricing models will be used to find the fair value of the derivatives. For an Index Account Option with an Edge Rate, Edge+ Rate and buffer, the Option Value derivatives can be decomposed into two binary call options and one put option. The binary call options value the potential for credits due to Index performance greater than or equal to the negative of the buffer rate, while the put option values the protection the buffer provides.

Fair Value = (In-the-money binary call) * Edge Rate + (At-the-money binary call) * (Edge+ Rate – Edge Rate) – (Out-of-the-money put)

The bond rate in (2) considers changes in the yield environment since the beginning of the Crediting Period. For the Bond Reference Portfolio Yield in F, the tenor of the Constant Maturity Treasury Rate is determined by the time remaining in the Crediting Period. For the Bond Reference Portfolio Yield in G, the tenor of the Constant Maturity Treasury Rate is determined by the total length of the Crediting Period. To the extent that the exact tenor needed is not available, interpolation is used in both F and G to calculate the Constant Maturity Treasury Rate.

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TERMINATION

This Rider terminates upon termination of the policy to which this Rider is attached.

Signed for us at our home office.

[Jamie Ohl]	[Andrew S. Williams]
[President]	[Secretary]

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